UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2023

Commission File Number: 001-41035

CI&T Inc

(Exact Name of Registrant as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Estrada Guiseppina Vianelli De Napoli, 1455 – Bl. C,

pavimento superior, Globaltech,

Campinas – State of São Paulo

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              X                            Form 40-F

CI&T Inc

TABLE OF CONTENTS

ITEM

1. Notice of Extraordinary General Meeting of the Company
2. Form of Proxy Card

CI&T Inc

(the "Company")

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the "EGM") will be held at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil, and virtually by accessing the following link https://us06web.zoom.us/j/88603479600?pwd=Z1IrTm4rTytEcTN1a1gxUDJaTzA2UT09, on September 25, 2023 at 11:30a.m. (São Paulo time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	"As an ordinary resolution, that the reduction of the exercise price in each of the incentive stock option award agreements entered by the Company and each participant pursuant to the CI&T Inc 2022 U.S. Equity Incentive Plan (the "Incentive Plan") from US$16.75 to an amount not less than the Fair Market Value (as defined in the Incentive Plan) on the date of such exercise price reduction to be determined by the directors of the Company be approved."
2.	"As an ordinary resolution, that the Amended and Restated CI&T Inc 2022 U.S. Equity Incentive Plan in the form uploaded to the Investor Relations section of the Company's website be approved."

The board of directors of the Company (the “Board”) has fixed the close of business (São Paulo time) on August 25, 2023, as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the EGM or any adjournment thereof. The holders of record of the Class A common shares and the Class B common shares of the Company as at the close of business (São Paulo time) on the Record Date are entitled to receive notice of and attend the EGM and any adjournment thereof.

Shareholders or their proxies or representatives wishing to access the EGM virtually by accessing the following link https://us06web.zoom.us/j/88603479600?pwd=Z1IrTm4rTytEcTN1a1gxUDJaTzA2UT09 will be required to contact the Company’s Investor Relations Department by email at investors@ciandt.com to obtain the relevant access code, and the Company reserves the right to request any information or documents from the shareholder, proxy or representative in order to verify that they are a shareholder or a proxy or representative of a shareholder of the Company as at the close of business (São Paulo time) on the Record Date to its satisfaction before providing such access code.

Shareholders may obtain a copy of the Amended and Restated CI&T Inc 2022 U.S. Equity Incentive Plan, free of charge, from the Investor Relations section of the Company's website accessible at https://investors.ciandt.com/investors-info/governance/Shareholders-Meetings/default.aspx or by contacting the Company’s Investor Relations Department by email at investors@ciandt.com.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the EGM. Your vote is very important to the Company.

Whether or not you plan to attend the EGM, please promptly complete, date, sign, and return the proxy card attached to this Notice, in accordance with the instructions printed on such form of proxy (together

Registered Office:

c/o Maples Corporate Services Limited PO Box 309, Ugland House

Grand Cayman KY1-1104

Cayman Islands

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.
2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.
3

A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy and mail it in accordance with the instructions printed on such form of proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority), or send copies of the foregoing to the Company’s Investor Relations Department by email at investors@ciandt.com, in each case marked for the attention of [Eduardo Galvão], not later than [10:30am] (São Paulo time) the business day prior to the date of the EGM or adjourned EGM, in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company's register of shareholders in respect of the relevant shares.
5	A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.
6	No business shall be transacted at the EGM unless a quorum is present at the time when the meeting proceeds to business. One or more Members holding not less than one-third in aggregate of the voting power of all Shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall represent a quorum.

CI&T INC (the "Company") FORM OF PROXY FOR SHAREHOLDERS I/We Please Print Name(s) of Please Print Address(es) being (a) shareholder(s) of the Company with ________ Class A Common Shares and/or _______ Class B Common Shares respectively hereby appoint or failing him/her or failing him/her the duly appointed chairman of the EGM (the "Chairman") as my/our proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company (the "EGM") to be held on September 25, 2023 at 11:30a.m. (São Paulo time) at the offices of CI&T Software S.A. located at Estrada Giuseppina Vianelli di Napolli, nº 1455, Bloco C, Pavimento Superior - Globaltech, Polo II de Alta Tecnologia, CEP 13086-530, Campinas, São Paulo, Brazil, and virtually by accessing the following link https://us06web.zoom.us/j/88603479600?pwd=Z1IrTm4rTytEcTN1a1gxUDJaTzA2UT09, and at any adjournment of the EGM. My proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated on the reverse side: (Continued and to be signed on the reverse side) 1.1 14475

FORM OF PROXY FOR SHAREHOLDERS

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CI&T INC September 25, 2023 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 00030003000000001000 7 092523 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE 1. As an ordinary resolution, that the reduction of the exercise price in each of the incentive stock option award agreements entered by the Company and each participant pursuant to the CI&T Inc 2022 U.S. Equity Incentive Plan (the "Incentive Plan") from US$16.75 to an amount not less than the Fair Market Value (as defined in the Incentive Plan) on the date of such exercise price reduction to be determined by the directors of the Company be approved. 2. As an ordinary resolution, that the Amended and Restated CI&T Inc 2022 U.S. Equity Incentive Plan in the form uploaded to the Investor Relations section of the Company's website be approved. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Extraordinary General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. Signature of Shareholder Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF CI&T INC September 25, 2023 PROXY VOTING INSTRUCTIONS INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until September 24, 2023 at 11:30 a.m. (São Paulo time) MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the Extraordinary General Meeting. GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access. COMPANY NUMBER ACCOUNT NUMBER Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet. 00030003000000001000 7 092523 THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE 1. As an ordinary resolution, that the reduction of the exercise price in each of the incentive stock option award agreements entered by the Company and each participant pursuant to the CI&T Inc 2022 U.S. Equity Incentive Plan (the "Incentive Plan") from US$16.75 to an amount not less than the Fair Market Value (as defined in the Incentive Plan) on the date of such exercise price reduction to be determined by the directors of the Company be approved. 2. As an ordinary resolution, that the Amended and Restated CI&T Inc 2022 U.S. Equity Incentive Plan in the form uploaded to the Investor Relations section of the Company's website be approved. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Extraordinary General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposals 1 and 2. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. MARK “X” HERE IF YOU PLAN TO ATTEND THE MEETING. Signature of Shareholder Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2023

CI&T Inc
By:	/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer